March 26, 2025

Faraz Ali
Chief Executive Officer
Tenaya Therapeutics, Inc.
171 Oyster Point Boulevard, Suite 500
South San Francisco, CA 94080

       Re: Tenaya Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed March 21, 2025
           File No. 333-286005
Dear Faraz Ali:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jennifer Knapp